GAMCO Natural Resources, Gold & Income Trust 8-K

Exhibit 3.1

GAMCO NATURAL RESOURCES, GOLD & INCOME TRUST

STATEMENT OF PREFERENCES
OF
SERIES B CUMULATIVE PREFERRED SHARES

AMENDMENT NO. 1

GAMCO Natural Resources, Gold & Income Trust, a Delaware statutory trust (the “Trust”), hereby certifies that:

FIRST: The Board of Trustees of the Trust (the “Board of Trustees”), at a meeting duly convened and held on November 16, 2017, pursuant to authority expressly vested in it by Article III of the Agreement and Declaration of Trust, as amended from time to time, adopted resolutions classifying an unlimited amount of shares as authorized but unissued preferred shares of the Trust.

SECOND: The Board of Trustees and the pricing committee of the Board of Trustees (the “Pricing Committee”), at a meeting duly convened and held on November 15, 2023, approved the designation, issuance and sale by the Trust of up to 2,000,000 Series B Cumulative Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares”).

THIRD: The pricing committee of the Board of Trustees (the “Pricing Committee”), by written consent dated February 15, 2024, approved the issuance and sale by the Trust of up to 2,000,000 shares of Series B Cumulative Preferred Shares, par value $0.001 per share.

FOURTH: The Board of Trustees, at a meeting duly convened and held on April 2, 2025, determined to add additional put dates for the Series B Preferred Shares, effective as of April 2, 2025, and determined that such action would not adversely affect the rights and preferences of the Series B Preferred Shares.

FIFTH: Effective as of April 2, 2025, Part II, Section 4(c) of the Statement of Preferences of the Series B Preferred Shares is deleted and replaced in its entirety with the following:

(c) Holder Put Options.

The Trust will redeem all or any part of the Series B Preferred Shares that holders have properly tendered for redemption during the 60-day period prior to each of September 26, 2024, June 26, 2025, March 26, 2026, and March 26, 2027, at the Redemption Price per share.

SIXTH: Capitalized terms used but not defined herein shall have the respective meanings given to them in the Statement of Preferences of the Series B Cumulative Preferred Shares.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, GAMCO Natural Resources, Gold & Income Trust has caused this Amendment No. 1 to the Statement of Preferences of Series B Cumulative Preferred Shares to be signed in its name and on its behalf by a duly authorized officer, who acknowledges said instrument to be the statutory trust act of the Trust, and certifies that, to the best of such officer’s knowledge, information and belief under penalty of perjury, that this Amendment No. 1 to the Statement of Preferences of Series B Cumulative Preferred Shares was duly adopted by the Board of Trustees of the Trust on April 2, 2025.

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President and Treasurer

Attest:

/s/ Peter Goldstein
Name:	Peter Goldstein
Title:	Secretary

[GNT Series B Statement of Preferences Amendment No. 1 Signature Page]